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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

              SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)
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                          IMCLONE SYSTEMS INCORPORATED
                           (Name of Subject Company)
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                          IMCLONE SYSTEMS INCORPORATED
                       (Name of Person Filing Statement)

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                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   45245W109
                     (CUSIP Number of Class of Securities)

                              John B. Landes, Esq.
                 Senior Vice President, Legal & General Counsel
                          ImClone Systems Incorporated
                               180 Varick Street
                               New York, NY 10014
                                  212-645-1405
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                With a Copy to:
                             Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                  212-450-4000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 3 amends and supplements the Schedule 14D-9 (the
"Schedule") initially filed with the Securities and Exchange Commission (the "SEC") on September 28, 2001, as amended by Amendment No. 1 on October 12, 2001 and Amendment No. 2 on October 18, 2001, by ImClone Systems Incorporated (the "Company"), relating to the tender offer by Bristol-Myers Squibb Biologics Company ("Purchaser"), a wholly owned subsidiary of Bristol-Myers Squibb Company ("Parent"), to purchase up to 14,392,003 shares of the Company's common stock, par value $.001 per share (the "Shares"), for $70.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 28, 2001, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in the Tender Offer Statement on Schedule TO, dated September 28, 2001, which was filed with the SEC on September 28, 2001 by Purchaser and Parent, as amended by Amendment No 1. on October 12, 2001 and Amendment No. 2 on October 26, 2001.

     Capitalized terms used but not separately defined herein have the meanings given to such terms in the Schedule.

Item 9.  Exhibits.

     (d)(3) Development, Promotion, Distribution and Supply Agreement, dated as of September 19, 20001, among the Company, Parent and E.R. Squibb (to replace Exhibit (d)(3) to the Schedule 14D-9 filed with the SEC on September 28, 2001).
**

** This revised agreement shall be deemed to replace, in all references in the Schedule, the Development, Promotion, Distribution and Supply Agreement dated as of September 19, 2001, which was previously filed as Exhibit (d)(3) to the Schedule. Certain provisions of this agreement have been omitted pursuant to an application for confidential treatment filed with the SEC by Parent, Purchaser and the Company pursuant to Rule 24b-2 under the Exchange Act.


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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2001


                                            IMCLONE SYSTEMS INCORPORATED

                                            By:    /s/ John B. Landes
                                              ----------------------------------
                                              Name:  John B. Landes
                                              Title: Senior Vice President,
                                                     Legal  & General Counsel